SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

NEW JERSEY MINING COMPANY

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

645827-106

(CUSIP Number)

c/o Lyons O’Dowd, PLLC

P.O. Box 131

Coeur d’Alene, Idaho 83816

(208) 714-0487

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 19, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS John A. Swallow
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, PF (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
	7	SOLE VOTING POWER 14,577,003
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 14,577,003
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,777,003[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.07%[2]
14	TYPE OF REPORTING PERSON IN

1 This amount includes 400,000 purchase warrants immediately exercisable at $0.20 through January 31, 2020; 300,000 purchase warrants immediately exercisable at $0.20 through August 13, 2017; 250,000 options immediately exercisable at $0.10 through April 30, 2019; 250,000 options immediately exercisable at $0.15 through December 31, 2019; 250,000 options immediately exercisable at $0.15 through December 31, 2020; 250,000 options immediately exercisable at $0.10 through December 30, 2020; 250,000 options immediately exercisable at $0.10 through December 30, 2021; 125,000 options immediately exercisable at $0.15 through December 30, 2019; and 125,000 options vesting on December 29, 2017 exercisable at $0.15 through December 31, 2019.  This amount does not include 2,000,000 purchase warrants that were exercisable for one (1) share of the Company’s common stock at $0.15 that expired and are no longer exercisable.

2 The percentage (17.07%) includes 700,000 underlying purchase warrants and 1,500,000 options not yet exercised.

This Amendment No. 2 amends the Schedule 13D (the “Schedule 13D”) of John A. Swallow (the “Reporting Person”) with respect to shares of common stock, no par value (the "Shares"), of New Jersey Mining Company, an Idaho corporation (the “Issuer”) (also sometimes referred to as the “Company”).

Item 2. Identity and Background.

Item 2 is hereby amended to replace Section (c) with the following:

(c)  Director, President and CEO of New Jersey Mining Company.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

The Reporting Person made several small purchases of common stock on the over-the-counter market with personal funds totaling 1,879,383 shares (with an aggregate purchase price of $127,665) as more fully described on several Form 4’s submitted January 2015, May 2015, September 2015, October 2015, December 2015, February 2016 and December 2016.

On December 29, 2016, the Reporting Person purchased with personal funds 400,000 units as part of the Company’s Regulation D Rule 506(b) equity offering.

On December 30, 2016, the Reporting Person exercised, with personal funds, a portion of its Director’s Options to purchase Common Stock directly from the Issuer at $0.10 per share.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended to read in its entirety as follows:

(a) The Reporting Person beneficially owns 16,777,003 Shares, representing 17.07% of the outstanding Shares.

(b) The Reporting Person has sole voting and sole dispositive power over the 14,577,003 Shares that he beneficially owns.

(c) On December 29, 2016, the Reporting Person purchased 400,000 units as part of the Company’s Regulation D Rule 506(b) equity offering.  Each unit purchased in the offering consisted of two (2) shares of the Company’s common stock and one (1) purchase warrant exercisable for one (1) share of the Company’s common stock at $0.20 through January 31, 2020.  By virtue of the purchase the Reporting Person acquired 400,000 warrants, and now holds a total of 700,000 warrants to purchase a total of 700,000 shares of the Company’s common stock.

On December 30, 2016, the Reporting Person exercised a portion of its Director’s Options to purchase Common Stock directly from the Issuer at $0.10 per share.

The Company issued the Reporting Person 250,000 options on December 30, 2016 as compensation for management services.  Of the 250,000 options issued, 125,000 options have vested and 125,000 will vest on December 29, 2017.  Each option is exercisable for one (1) share of the Company’s common stock at $0.15 through December 30, 2019.

(d) Not applicable.

(e) Not applicable.

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 19, 2017

/s/ John A. Swallow

__________________________

John A. Swallow

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